Filed pursuant to Rule 253(g)(2)

File No. 024-10633

SUPPLEMENT DATED AUGUST 18, 2017

TO OFFERING CIRCULAR DATED DECEMBER 23, 2016

KNIGHTSCOPE, INC.

1070 Terra Bella Avenue

Mountain View, CA 94043

(650) 924-1025

www.knightscope.com

Knightscope Achieves $10M Milestone in Reg A+ “mini-IPO”

Preferred Stock Offering

Company Announces Investor Perks for Participants in Series m Financing

Company Achieves Technical Milestones with new K7 Autonomous Data Machine and Weapon Detection Capabilities

MOUNTAIN VIEW, Calif.— Knightscope, developer of advanced physical security technologies focused on significantly enhancing U.S. security operations, today announced that over $10 million has been closed in its $20 million Series m Preferred Stock offering from over 3,000 investors. This financing is in addition to the over $14 million closed in the Company’s previous three financings. The last date to participate in the Series m Preferred Stock offering is October 10, 2017.

INVESTOR PERKS

Knightscope also announced a set of Investor Perks for all investors in the Series m Preferred Stock. These Investor Perks are retroactive to all existing Series m Preferred Stock investors.

UPDATE ON USE OF PROCEEDS

•	Nationwide Rollout – the company has 38 machines under contract from 30 clients across 8 states and 3 time zones, and is on track to achieve its target for 100 machines under contract by the end of 2017.
•	Weapon Detection Capability – the proof of concept prototype is complete and work on the alpha prototype is underway.
•	K7 Autonomous Data Machine – the alpha engineering prototype phase of the K7 multi-terrain machine is complete, and the beta engineering prototype is underway.

For more information on Knightscope, including investment opportunities in purchasing preferred stock in the Company’s Reg A+ “mini-IPO” as well as the Investor Perks, please visit www.knightscope.com. Information about the offering, as well as the offering circular, can be found here.

About Knightscope, Inc.

Knightscope, Inc. is an advanced security technology company that utilizes Software + Hardware + Humans to provide its clients with new groundbreaking anomaly detection capabilities. In an increasingly volatile world, we are developing one of the most important technologies to come out of Silicon Valley that will empower the public and private sectors to proactively build stronger, safer communities, ultimately saving money and lives. Crime has a $1 trillion negative economic impact on the U.S. every single year and our long-term mission is to cut it in half. Learn more at www.knightscope.com

SEC Disclaimer

An offering statement regarding this offering has been filed with the SEC. The SEC has qualified that offering statement, which only means that Knightscope may make sales of the securities described by that offering statement. It does not mean that the SEC has approved, passed upon the merits or passed upon the accuracy or completeness of the information in the offering statement. You may obtain a copy of the offering circular that is part of that offering statement here. You should read the offering circular before making any investment.

Forward-Looking Statements

This release may contain forward-looking statements regarding projected business performance, operating results, financial condition and other aspects of the company, expressed by such language as “expected,” “anticipated,” “projected” and “forecasted.” These statements also include estimates of the pace of customer adoption of the Company’s products, engineering developments and prototype capabilities. Please be advised that such statements are estimates only and there is no assurance that the results stated or implied by forward-looking statements will actually be realized by the company. Forward-looking statements may be based on management assumptions that prove to be wrong. The Company’s predictions may not be realized for a variety of reasons, including due to competition, customer sales cycles, and engineering or technical issues, among others. In addition, transitioning from proof of concept to working prototypes and then to production involves an inherent amount of uncertainty, and there is no guarantee that the Company will be able to successfully make these transitions for any of its developing technologies. The Company and its business are subject to substantial risks and potential events beyond its control that would cause material differences between predicted results and actual results, including the company incurring operating losses and experiencing unexpected material adverse events.